SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2020

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

NOTICE TO SHAREHOLDERS

CENTRAIS ELÉTRICAS BRASILEIRAS S/A CNPJ: 00.001.180/0001-26 | NIRE: 533.0000085-9 PUBLIC COMPANY

Centrais Elétricas Brasileiras S/A (“Company” or “Eletrobras”) (B3: ELET3, ELET5 & ELET6; NYSE: EBR & EBR.B; LATIBEX: XELT.O & XELT.B), hereby informs its shareholders that, in compliance with what was resolved at the 60th Annual General Meeting (“AGM”) held on July 29, 2020, the payment of Dividends, related to the year of 2019, will begin, as of September 9, 2020, to individuals and companies registered as owners or holders of common and preferred classes “A” and “B” (“ON”, “PNA” and “PNB”, respectively) on the base date of July 29 2020.

As also approved at the Annual General Meeting held on July 29, 2020, dividends are subject to monetary restatement based on the variation in the Reference Rate of the Settlement and Custody System - Selic, released by the Central Bank of Brazil pro rata temporis as of January 1, 2020 until the date of its respective payment.

Thus, in accordance with the current legislation and the Eletrobras Bylaws, the values below are updated by the Selic Rate, disclosed by the Central Bank of Brazil:

Class	12.31.2019	09.09.2020*
PNA	2.24782042102	2.29661513647
PNB	1.74993652455	1.78792339128
ON	1.59085138596	1.62538490117

*Projected value based on daily Selic (Central Bank)

In relation to the amounts to be paid, as monetary update using the Selic rate, according to the current legislation, the rate of 20% (twenty percent) of Income Tax will be charged, to be withheld at source. The withholding of the Income Tax mentioned above will not be applied to immune or exempt persons who have proven this condition, through the “Declaration of Commitment Term”, which can be found on the Company's website (https://eletrobras.com/pt/ri /Paginas/Convocacoes-e-Atas.aspx) and must be delivered, with notarized signature, to any branch of Banco Bradesco. For exempt shareholders who are in B3, the holders or their representatives must submit the declaration to their brokerage/custody agents. Such payment will be made by deposit in the shareholders' banking account, as informed by each of them to Banco Bradesco S.A., responsible for the bookkeeping of shares issued by the Company. The dividends related to shares held in custody in stock exchange environment via the B3 Asset Depository Center, will be paid to this entity, which will transfer it to the shareholders through the depositing brokers.

Rio de Janeiro, August 31, 2020

Elvira Cavalcanti Presta

CFO and Investor Relations Officer

This document may contain estimates and forecasts that are not statements of fact that occurred in the past but reflect our management beliefs and expectations and may constitute future events' forecasts and estimates under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believe", "may", "estimate", "continue", "anticipate", "intend", "expect" and related words are intended to identify estimates that necessarily involve risks and uncertainties, known or unknown . Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and value of the Real, changes in volumes and the pattern of use of electricity by consumer, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our financing and capital investment plans, existing and future government regulations , and other risks described in our annual report and other documents filed with CVM and SEC. Estimates and forecasts refer only to the date they were expressed and we assume no obligation to update any of these estimates or forecasts due to the occurrence of new information or future events. Future results of the Company's operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 31, 2020
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.